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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Greenville Federal Financial Corporation
(Name of Issuer)
Common Shares, $0.01 par value
(Title of Class of Securities)
396078 10 7
(CUSIP Number)
Cynthia A. Shafer, Esq.
Vorys, Sater, Seymour and Pease LLP
Suite 2000, Atrium Two
221 East Fourth Street
Cincinnati, Ohio 45202
(513) 723-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 4, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	396078 10 7

1	NAMES OF REPORTING PERSONS: Greenville Federal MHC 20-4024911

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,264,126

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,264,126

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,264,126

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	55%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

Item 1.	Security and Issuer

This Schedule 13D relates to the common shares, $0.01 par value per share (the “Common Shares”) of Greenville Federal Financial Corporation, a federal corporation (the “Issuer”). The Issuer’s address is 690 Wagner Avenue, Greenville, Ohio 45331.

Item 2.	Identity and Background

This Schedule 13D is being filed by Greenville Federal MHC, a federally-chartered mutual holding company (the “MHC”). The MHC’s principal business is owning a majority of the Issuer’s Common Shares. The MHC’s address is 690 Wagner Avenue, Greenville, Ohio 45331.

Pursuant to General Instruction C of Schedule 13D, set forth below is certain information about the MHC’s directors and executive officers (the “Insiders”).

Directors	Occupation

David Feltman	Retired President of Darke County Habitat for Humanity

David M. Kepler	President and Chief Executive Officer of the MHC and the Issuer

George S. Luce, Jr.	Truck equipment salesperson with The Best Equipment Co., Inc.

Richard J. O’Brien	Retired President of Q.O.B. Electric, Inc.

Eunice F. Steinbrecker	Owner and manager of commercial and rental real estate

James W. Ward	Certified Public Accountant with Fry & Co. and partner of Elm Street Realty, which owns and rents commercial real estate

David R. Wolverton	Retired President and Chief Executive Officer of Greenville Federal Savings and Loan Association

Executive Officers Who Are Not Directors	Offices Held

Susan J. Allread	Chief Financial Officer and Secretary

All of the directors and executive officers of the MHC may be contacted at the address of the MHC at 690 Wagner Avenue, Greenville, Ohio 45331.

During the past five years, neither the MHC nor any of the Insiders has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, neither the MHC nor any of the Insiders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All of the Insiders are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

On November 10, 2005, the Issuer was chartered for the purpose of becoming the stock holding company of Greenville Federal, a federally chartered savings bank formerly known as Greenville Federal Savings and Loan Association (the “Bank”). The MHC was formed for the purpose of becoming the mutual holding company parent of the Issuer. Pursuant to the Greenville Federal Savings and Loan Association Plan of Reorganization and Stock Issuance Plan, as amended (the “Plan of Reorganization”), the Bank became a wholly-owned subsidiary of the Issuer, which became a majority owned subsidiary of the MHC (the “Reorganization”). On January 4, 2006, 1,264,126 Common Shares were issued to the MHC, and 1,034,285 Common Shares were issued to members of the Bank and others, including 90,098 Common Shares issued to the Greenville Federal Financial Corporation Employee Stock Ownership Plan.

Item 4.	Purpose of Transaction

The primary purpose of the Reorganization was to establish a holding company and a stock savings bank charter that would enable the Bank to compete and expand more effectively in the financial services marketplace. The Reorganization structured the Bank in the stock form used by commercial banks, a majority of savings institutions and most major business corporations. The Reorganization permitted the Issuer to issue capital stock, which is a source of capital not available to mutual associations. Although the Reorganization created a stock savings bank and the Issuer, only a minority of the Issuer’s Common Shares was offered for sale in the Reorganization, with the MHC acquiring a majority of the Issuer’s Common Shares. As a result, the Bank’s mutual form of ownership and its ability to remain an independent savings association and to provide community-oriented financial services was preserved through the mutual holding company structure.

Although the MHC intends to exercise its rights as majority shareholder, neither the MHC nor the Insiders currently have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be listed on or delisted from a national securities exchange or to be authorized or quoted or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	any action similar to any of those enumerated above.

In the future, the MHC and/or the Insiders may decide to purchase additional Common Shares (or other securities of the Issuer) or the MHC and/or the Insiders may decide to sell Common Shares. Any such decision will depend on a number of factors, including market prices, the Issuer’s prospects and alternative investments.

Item 5.	Interest in Securities of the Issuer

	(a)	As of January 4, 2006, the MHC directly and beneficially owned 1,264,126 Common Shares, which represented 55% of the issued and outstanding Common Shares on such date.

	(b)	The MHC has the sole power to vote and the sole power to dispose of the Common Shares it owns.

	(c)	Other than its acquisition of the Common Shares, the MHC has not effected any transaction in the Common Shares within the past 60 days.

	(d)	No person or entity other than the MHC has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Shares reported in this Schedule.

	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer

As of the date of this Schedule 13D, neither the MHC nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any Common Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Shares.

Item 7.	Material to be Filed as Exhibits

None.

Signature
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 4, 2006	GREENVILLE FEDERAL MHC
	By:	/s/ David M. Kepler
David M. Kepler
President and Chief Executive Officer